UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 31, 2008

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant's name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta , Canada  T3C 0X8

 (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☐           Form 40-F  ☑

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
YES  ☐           NO  ☑

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED
(Registrant)

Date January 12, 2009	By:	/s/ J.C. STEFAN SPICER
(Signature)*
*Print the name and title under the signature of the signing officer		J.C. Stefan Spicer, President & CEO

EXHIBIT INDEX
CENTRAL FUND OF CANADA LIMITED

Exhibits to Form 6-K for Annual Notice of Meeting & Form of Proxy filing
January 13, 2009

Form 6-K

Exhibit 99.1:	Notice of Meeting and Information Circular

Exhibit 99.2	Form of Proxy

Exhibit 99.1

CENTRAL FUND OF CANADA LIMITED

NOTICE OF ANNUAL MEETING OF THE HOLDERS OF COMMON SHARES

NOTICE IS HEREBY GIVEN that the Annual Meeting of the holders of Common shares of Central Fund of Canada Limited (hereinafter called the “Corporation”) will be held at the offices of Parlee McLaws LLP, 3400 Petro-Canada Centre, 150 - 6th Avenue S.W., Calgary, Alberta on Monday, the 23rd day of February, 2009 at the hour of 10:30 a.m. (Mountain Standard Time) for the following purposes:

(a)	To receive the financial statements of the Corporation for the year ended October 31, 2008 together with the Auditors’ report thereon;

(b)	To elect eight Directors;

(c)	To re-appoint Ernst & Young LLP as Auditors and to authorize the Board of Directors to fix their remuneration;

(d)	To transact such other related business as may be properly brought before the Meeting or any adjournment or adjournments thereof.

Although all holders of record of Class A non-voting shares and of Common shares are entitled to notice of the Meeting, only holders of Common shares are entitled to vote thereat.  Any holder of Common shares who is unable to be present at the Meeting is requested to complete, date and sign the enclosed green form of proxy and to return it in the self-addressed envelope provided for the purpose.

DATED this 9th day of January, 2009

BY ORDER OF THE BOARD

“John S. Elder”

JOHN S. ELDER, Q.C.

Secretary

CENTRAL FUND OF CANADA LIMITED

INFORMATION CIRCULAR

as of January 9, 2009

The information contained in this Information Circular (hereinafter called the “Circular”) is furnished in connection with the solicitation of proxies on behalf of the senior executive officers in their capacity as management of Central Fund of Canada Limited (hereinafter called the “Corporation”) for use at the annual meeting of the holders of Common shares of the Corporation to be held at the offices of Parlee McLaws LLP, 3400 Petro-Canada Centre, 150 – 6th Avenue S.W., Calgary, Alberta, on Monday the 23rd day of February, 2009, at the hour of 10:30 a.m. (Mountain Standard Time) and at any adjournment or adjournments thereof (hereinafter collectively called the “Meeting”).  The Meeting has been called for the purposes set forth in the accompanying notice of the Meeting.

SOLICITATION OF PROXIES

Solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone by officers or Directors of the Corporation at nominal cost.  The cost of solicitation will be borne by the Corporation.

Proxies, to be used at the Meeting must be deposited with the Corporation or with CIBC Mellon Trust Company at Calgary, Montreal, Toronto or Vancouver or Mellon  Investor Services LLC at New York no later than 48 hours (excluding Saturday and Sunday) preceding the Meeting or any adjournment or adjournments thereof.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, the Corporation has outstanding forty thousand (40,000) Common shares without nominal or par value, each carrying the right to one vote per share at the Meeting and 152,467,713 Class A shares, the holders of which are entitled to notice of, but not to vote at, the Meeting.

Holders of Common shares of record on January 12, 2009 are entitled to vote at the Meeting.  Only Common shares entitle the holders thereof or their proxyholders to vote at the Meeting.

The names of the only persons who, to the knowledge of the Directors or officers of the Corporation, beneficially own, directly or indirectly, or exercise control or direction over Common shares carrying more than ten percent (10%) of the voting rights attached to all Common shares of the Corporation as at January 9, 2009 are the family of Philip M. Spicer and the number of such shares, and of Class A shares, beneficially owned, directly or indirectly, or over which control or direction is exercised by the family and the percentage of outstanding shares of each class of the Corporation represented by the number of such shares so owned, controlled or directed are as follows:

				% of
		% of	Number of	Outstanding
	Number of	Outstanding	Common	Common
Shareholder	Class A shares	Class A shares	shares	shares
Philip M. Spicer	9,800		7,588	18.97
Joanne Spicer (spouse)	7,200		2,000	5.00
J. L. Michele Spicer (daughter)	12,700		2,000	5.00
J. C. Stefan Spicer (son)	12,400		4,200	10.50
Accrete Corporation Limited (1)	12,225	0.001%	2,000	5.00
FutureFunds Inc. (2)	-		2,000	5.00
The Central Group Alberta Ltd. (3)	14,000		-	-
Estate of H. S. Spicer (4)	7,000		-	-
TD Canada Trust Accounts (5)	18,375		-	-

Notes:

(1)	Accrete Corporation Limited is owned by J. L. Michele Spicer.
(2)	FutureFunds Inc. is owned by the family of J.C. Stefan Spicer.
(3)	The Central Group Alberta Ltd. is owned 60% by Philip M. Spicer and 40% by J.C. Stefan Spicer.
(4)	The beneficiary of the Estate of H.S. Spicer, the father of Philip M. Spicer, is one of his grandchildren and the Executors are J.C. Stefan Spicer and Philip M. Spicer.
(5)	Beneficiaries of the TD Canada Trust accounts are the children of Philip M. Spicer and the Trustees are TD Canada Trust Company and Philip M. Spicer.

No person, to the knowledge of the Directors or officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over Class A shares carrying more than ten percent (10%) of the voting rights attached to all Class A shares of the Corporation.

INFORMATION ON VOTING

Voting Matters

At the meeting, holders of Common shares will vote on the election of Directors and the re-appointment of Auditors including authorizing the Directors to fix their remuneration.

Record Date for Notice of Meeting

The Board of Directors of the Corporation (the “Board” or the “Board of Directors”) has fixed January 12, 2009 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive notice of the Meeting.

Voting by Proxy

Registered Owners

Registered holders of Common shares may vote in person at the Meeting or may give another person authority to vote at the Meeting on their behalf by appointing a proxyholder.  Please complete, sign, date and return the accompanying proxy form solicited by this Circular in the envelope provided or by facsimile to CIBC Mellon Trust Company at (416)-368-2502, so that it arrives no later than 4:30 p.m. (Eastern Standard Time) on Thursday, February 19, 2009.

Beneficial Owners

The Corporation will provide proxy materials to brokers and other custodians, nominees and fiduciaries and will request that such materials be forwarded to each beneficial owner of Common shares shown in their records.  If Common shares are listed in your account statement provided by any such institution, then, in almost all cases, those Common shares will not be registered in your name on the records of the Corporation.  Such Common shares will likely be registered under the name of your broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms.  Common shares held by your broker or its nominees can only be voted upon your instructions.  Without specific instructions, your broker, its agent or its nominee is prohibited from voting your Common shares.

Therefore, beneficial holders of Common shares should ensure that instructions respecting the voting of their Common shares are communicated to the appropriate party.

Applicable regulatory policy requires your broker to seek voting instructions from you well in advance of a shareholder meeting.  Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your Common shares are voted at the Meeting.  Often, the form of proxy supplied by your broker is similar to the form of proxy provided to registered holders of Common shares.  However, its purpose is limited to instructing the registered holders of Common shares how to vote on your behalf.  The majority of brokers now delegate responsibility for obtaining instructions from the client to Broadridge Investor Communication Solutions (“Broadridge”).  Broadridge mails a voting instruction form in lieu of the form of proxy provided by the Corporation.  The voting instruction form will name the same persons as the proxy form to represent the holder of Common shares at the Meeting.  A holder of Common shares has the right to appoint a person (who need not be a shareholder of the Corporation) other than the persons designated in the voting instruction form, to represent the holder at the Meeting.  To exercise this right, the holder of Common shares should insert the name of the desired representative in the blank space provided in the voting instruction form.  You are asked to complete and return the voting instruction form to Broadridge by mail or facsimile.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common shares to be represented at the Meeting.  If you receive a voting instruction form from Broadridge, it cannot be used as a proxy to vote Common shares directly at the Meeting as the voting instructions form must be returned to Broadridge well in advance of the Meeting in order to have Common shares voted or to appoint an alternative representative to attend the Meeting in person to vote such Common shares.

If you are a beneficial holder of Common shares and wish to vote in person at the Meeting, you should insert your own name in the space provided on the voting instruction form provided to you by your nominee and return the completed form to Broadridge.

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting and to vote your shares in your name.  You may choose anyone to be your proxyholder – the person does not have to be a shareholder of the Corporation.  Simply insert the person’s name in the blank space provided on the proxy form (registered shareholders) or the voting instruction form (beneficial shareholders).  You should be sure that this person is attending the Meeting and is aware that he or she has been appointed to vote your shares.  If you do not insert a name in the blank space, then the persons named on the form, being J.C. Stefan Spicer or John S. Elder, each of whom is a Director and officer of the Corporation, will be appointed to act as your proxyholder.

Your appointed proxyholder is authorized to vote and act for you at the Meeting, including any continuation after an adjournment of the Meeting.  On the form you should indicate how you want your proxyholder to vote your Common shares.  You may vote FOR or WITHHOLD your vote on the proposed nominees for election as Directors and on the appointment of the auditors including authorizing the Directors to fix their remuneration.  Alternatively, you can let your proxyholder decide for you.

All Common shares represented by properly executed and deposited forms of proxy will be voted or withheld from voting, on the matters identified in the Notice of Meeting in accordance with the instructions of such respective shareholders.

Voting Discretion of Proxyholder

If you give directions on how to vote your Common shares, your proxyholder must vote such shares according to your instructions.  If your proxy form or voting instruction form does not specify how to vote on a particular issue, then your proxyholder can vote your Common shares as he or she sees fit.  If your proxyholder does not attend the Meeting and vote in person, your shares will not be voted.

If you have appointed a person designated by the Corporation as proxyholder as provided in the enclosed form of proxy and you do not provide any instructions concerning a matter identified in the Notice of Meeting, the Common shares represented by such proxy will be voted as follows:

FOR the election of the persons nominated for election as Directors and;

FOR the appointment of Ernst & Young LLP, Chartered Accountants, as Auditors and the authorization of the Directors to set their remuneration.

The accompanying form of proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to other business which may properly be brought before the Meeting.  At the date of this Circular, the senior executive officers of the Corporation know of no such amendments, variations or other business to be brought before the Meeting.

Revoking your Proxy

A holder of Common shares of the Corporation may revoke such holder’s proxy before it is exercised by depositing an instrument in writing executed by such holder or by his or her attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized; (i) at the registered office of the Corporation at 3400 Petro-Canada Centre, 150 - 6th Avenue, S.W., Calgary, Alberta at any time up to and including the close of business on the last business day preceding the day of the Meeting or any adjournment thereof; or (ii) with the Chair of the Meeting on the day of such Meeting or any adjournment thereof; or (iii) in any other manner permitted by law.

MATTERS TO BE CONSIDERED AT THE MEETING

(a)  2008 Financial Statements

The first item of business at the Meeting will be to receive and consider the financial statements of the Corporation for the fiscal year ended October 31, 2008 together with the Auditors report thereon, copies of which financial statements and Auditors report accompany this Circular.

(b)  Election of Directors

Election Details

The next item of business to be dealt with at the Meeting is the election of Directors to hold office until the next annual meeting or until their successors are duly elected or appointed.  The Board of Directors has fixed the authorized number of Directors to be elected at the Meeting at eight.

The term of each person elected as a Director will be until the termination of the next annual meeting or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Corporation.

The persons named in the accompanying form of proxy intend to vote to elect as Directors the eight persons named as nominees below.  The senior executive officers are not presently aware that any such person would be unwilling or unable to serve as a Director if elected.  However, if this should occur for any reason prior to the Meeting, it is intended that the persons so named in the form of proxy will have discretionary authority to vote the proxy for the election of any other person or persons as Directors.

Background of Nominees:

The ensuing subsections provide information concerning the nominees to the Board of Directors, their background and qualifications, duration of their involvement with the Corporation, their shareholdings and their compensation.  Information as to how their performance is evaluated is set out later under “Corporate Governance - Corporate Governance Committee “.

The following table sets out certain of such information with respect to each of the eight nominees as Directors, all of whom are currently serving as Directors of the Corporation.

Information Concerning Nominees As Directors

Name of Director, Office with Corporation and Other Information	No. of Common shares beneficially owned directly or indirectly, or controlled or directed by the Nominees at January 1, 2009	No. of Class A shares beneficially owned directly or indirectly, or controlled or directed by the Nominees at January 1, 2009

John S. Elder, Q.C. Director and Secretary	100	1,400
Toronto, Ontario Age: 72 Director since 1983 Member of Corporate Governance Committee
Mr. Elder was a partner of Fraser Milner Casgrain LLP (a national law firm in Canada) and its predecessor firms for 39 years and is now a Counsel to the firm.  Mr. Elder holds degrees in commerce and finance and law from the University of Toronto.  He carries on a wide-ranging practice in corporate and securities law and is a director and/or officer of several public and private companies.

Douglas E. Heagle Director	1900	7,200
Burlington, Ontario Age: 78 Director since 1964 Lead Director Chairman of Audit Committee and Member of Corporate Governance Committee
Mr. Heagle is a graduate of the Ivey School of Business.  He has been an officer (currently Chairman) and a director of National System of Baking Ltd. since 1953 and is Chairman of a division, NSBL International (private capital investments).  Mr. Heagle has been a director of several Canadian and overseas companies.

Ian M. T. McAvity Director	400	4,200
Toronto, Ontario Age: 66 Director since 1983 Member of Executive Committee
Mr. McAvity has been involved in the world of finance for over 40 years, as a banker, broker, and since 1975 as an independent advisor and consultant, specializing in the technical analysis of international equity, foreign exchange and precious metals markets.  His analysis and views have been published in “Ian McAvity’s Deliberations on World Markets Newsletter” continuously since 1972.  Mr. McAvity is also a director of Duncan Park Holdings Corporation.

Michael A. Parente Director	1700	360
Hamilton, Ontario Age: 52 Director since 1992 Member of Audit Committee
Mr. Parente is a Certified Management Accountant and  Certified Financial Planner in Canada.  He has been the Director of Finance for First Ontario Credit Union since 2004.  From February, 1990 to August, 2002, Mr. Parente was Vice-President Finance of Central Fund.  Previously, for over 15 years prior to his current position, he was Chief Financial Officer and Compliance Officer for a mutual fund management company.

Robert R. Sale Director	350	21,000
Tortola, British Virgin Islands Age: 74 Director since 1983 Chairman of Corporate Governance Committee and Member of Audit Committee
Mr. Sale was an active member of the Canadian financial community throughout his career until his retirement as President of Walwyn Inc., a member of stock exchanges and investment industry associations throughout Canada.

Dale R. Spackman, Q. C. Director	100	1,430
Calgary, Alberta Age: 54 Director since 1990 Member of Executive Committee
Mr.  Spackman holds a science degree from the University of Calgary and a law degree from the University of Alberta.  He has been a partner of Parlee McLaws LLP, an Alberta law firm, since 1986 where his practice concentrates on aviation, banking and finance and corporate and commercial law.  He serves as a Bencher of the Law Society of Alberta and has chaired its Audit, Finance and Corporate and Commercial Advisory Committees.  Mr. Spackman is also a director and chairs the Corporate Governance Committee of the Calgary Minor Soccer Association.

Philip M. Spicer Director and Chairman	(1)	(1)
Ancaster, Ontario Age: 71 Director since 1961 Member of Executive Committee
Mr. Philip Spicer is the Chairman of Central Fund of Canada Ltd., which he founded in 1961.  He is also the Chairman and a Trustee of Central Gold-Trust, a publicly traded gold bullion trust, the Units of which are listed on the NYSE Alternext U.S. (formerly the American Stock Exchange) and the Toronto Stock Exchange.  He has been a long-time analyst of markets, monetary systems and gold.  His career has included being a part-owner and director of Canadian stock brokerage and investment dealer firms, a Registered Investment Counsel and portfolio manager.  In recent years, he has been a private consultant to financial businesses.

J. C. Stefan Spicer Director and President	(1)	(1)
Lynden, Ontario Age: 43 Director since 1995 Member of Executive Committee
Mr. Stefan Spicer is also a Trustee and the President and Chief Executive Officer of Central Gold-Trust, a publicly traded gold bullion trust the Units of which are listed on the NYSE Alternext U.S. and the Toronto Stock Exchange.  He has in excess of 20 years of investment industry experience.

Messrs.  McAvity and Sale are also trustees of Central Gold-Trust.

Composition of Board

The Board has a policy of ensuring that at least fifty percent of the eight proposed Directors are “independent” and that at least two additional Directors are independent of administration or the principal shareholders.  This encourages good alignment of the interests of the Board with the interests of the Corporation’s shareholders.  In this context, the Board considers a Director to be independent if he or she is independent within the definitions set forth in Multilateral Instruments 58-101 and 52-110 as having no material relationship with the Corporation which could in the view of the Board of Directors be reasonably expected to interfere with the exercise of his or her judgement.

Messrs. Heagle, Parente and Sale are currently regarded by the Board as being independent in accordance with the foregoing.  Mr. Malcolm Taschereau, who will be retiring as a director at the Meeting, is also independent.  Mr. McAvity is also regarded by the Board as being independent.  Mr. McAvity is not a member of the administration, although, as referred to under “Interest of Management and Others in Material Transactions”, the Administrator engages him to provide general advice in relation to bullion and currency market trends and developments.  Mr. McAvity does not serve on the Audit or Corporate Governance Committees.  Mr. Elder is not a member of administration but is Counsel to Fraser Milner Casgrain LLP which provides legal services to the Corporation.

With respect to the related Directors, Messrs. Philip and Stefan Spicer are involved as officers serving as the Chairman and President respectively and are significant shareholders of the Corporation (see “Voting Shares and Principal Holders Thereof’).  Mr. Spackman is the spouse of Ms. Catherine Spackman, the Treasurer of the Corporation and is a partner of Parlee McLaws LLP which provides periodic legal services to The Central Group Alberta Ltd. (the “Administrator”) and to the Corporation (see “Interest of Management and Others in Material Transactions”).  The other five current Directors do not have interests or relationships with the principal shareholders referred to above and, as a consequence of such measure of independence and their diverse backgrounds and experience, such Directors may be regarded as in a position to reflect the interests of the shareholders of the Corporation other than the principal shareholders.  Each of such five Directors is a shareholder of Central Fund in his own right.

Board Chair

The Board Chairman is a duly elected member of the Board of Directors and is appointed as Chairman by the Board each year for a one-year term, with such appointment being (except when a vacancy is being filled) at the first meeting of the Board following the annual meeting of shareholders.  As reflected in the Board Chairman Position Description, the Board Chairman provides leadership to the Board.  He or she sets the “tone” for the Board and the Directors to foster effective, ethical and responsible decision-making, appropriate oversight of Senior Officers and the Administrator and strong corporate governance practices.  In addition to individual Director responsibilities, responsibilities set out in the Board Charter and specific duties assigned by the Board from time to time, the Board Chairman will generally: oversee Board direction and administration, ensuring that the Board works as a cohesive team and building a strong governance culture; provide guidance and leadership to the Board, the Board Committees and individual Directors in support of Central Fund’s commitment to corporate responsibility and its Code of Conduct and Ethics; and foster effective, ethical and responsible decision-making by the Board, the Board Committees and individual Directors.  In the context of leadership, he or she will; provide overall leadership to enhance the effectiveness of the Board; provide advice and counsel to the Chief Executive Officer, Committee Chairs and fellow Directors; ensure that the responsibilities of the Board, Board Committees and individual Directors, as set out in the Board Charter, are well understood by them and work with the Chief Executive Officer and other officers to monitor progress on forward planning and policy implementation.  Among other things, he or she will, with the President and Chief Executive Officer and the Corporate Secretary, establish the agenda for and chair most Board meetings; ensure that Directors are receiving information that is timely, in a useful format and of high quality; chair, or assign the Vice-Chair to chair, all annual meetings and special meetings of shareholders; and work with and assist the Chief Executive Officer, Chief Financial Officer and Corporate Secretary in representing Central Fund’s interests to its external stakeholders such as shareholders, regulators and  the investment community.

Shareholdings

The Board of Directors believes that Directors can be seen to more effectively represent the interests of shareholders if they have a meaningful investment or "at risk" amount in shares of the Corporation.  Accordingly, the Board established a policy to the effect that by December 31, 2004, each Director own at least 1,000 shares of the Corporation.  All of the Directors in office meet that policy.  The Board has not granted any share options and does not intend to create any deferred share units for the benefit of its Directors or officers.

The following table sets out the number of shares of the Corporation, by class, held by each director as of January 1, 2008 and January 1, 2009.

Name of Director	Number of Shares of the Corporation Beneficially Owned or over which Control or Direction is Exercised
	Common Jan. 1, 2008	Common Jan. 1, 2009	Class A Jan. 1, 2008	Class A Jan. 1, 2009
John S. Elder, Q.C.	100	100	1,400	1,400
Douglas E. Heagle	1,900	1,900	7,200	7,200
Ian M. T. McAvity	400	400	4,200	4,200
Michael A. Parente	1,700	1,700	360	360
Robert R. Sale	350	350	21,000	21,000
Dale R. Spackman, Q.C.	100	100	1,000	1,430
Philip M. Spicer	(1)	(1)	(1)	(1)
J. C. Stefan Spicer	(1)	(1)	(1)	(1)
Malcolm A. Taschereau	100	100	2,500	2,500

Note (1):  Reference is made to Page 3 in the table under "Voting Shares and Principal Holders Thereof:.

Directors’ Remuneration

The Directors’ remuneration is intended to provide modest compensation for the risks and responsibilities undertaken by a Director of the Central Fund.

Each of the Directors, other than the Chairman and the President who are employees of the Administrator, The Central Group Alberta Ltd., effective as and from November 1, 2007 was paid an annual fee of U.S. $10,000 for service as a Director and a fee of U.S.$1,000 per meeting for all Board and committee meetings attended in person or by conference telephone.  The Committee Chairmen received a further annual fee of U.S. $2,500 and the Lead Director and Vice-Chairman of the Corporation received a further annual fee of U.S. $2,000.  Independent Directors who attend at and assist with bullion audit inspections receive a fee of $1,000 for each attendance.  Effective as and from November 1, 2008, the annual fee to the Chairman of both the Audit and Corporate Governance Committees and to the Lead Director were increased by U.S.$1,000.

The aggregate fees paid by the Corporation to the Directors of the Corporation, who are not owners of The Central Group Alberta Ltd., for the fiscal year ended October 31, 2008 was U.S. $130,000.  The following table shows the total amount in U.S. dollars received by each such Director for the year ended October 31, 2008.

				Vice-Chair
	Annual	Attendance	Committee	or Lead
Name of Director	Fee	Fees	Chairman	Director	Total
John S. Elder, Q.C.	$10,000	$5,000			$15,000
Douglas E. Heagle	10,000	9,000	$2,500	$2,000	23,500
Ian M. T. McAvity	10,000	6,000			16,000
Michael A. Parente	10,000	10,000			20,000
Robert R. Sale	10,000	9,000	2,500		21,500
Dale R. Spackman, Q.C.	10,000	3,000		2,000	15,000
Malcolm A. Taschereau	10,000	9,000			19,000

There are no officers of the Corporation who receive remuneration from the Corporation for acting as officers.  The Corporation does not have any employees or pension or retirement benefit plans.  The officers and Directors of the Corporation who are also officers and Directors of the Administrator receive no remuneration as officers and Directors of the Corporation, other than Mr. Spackman who receives the standard Director’s fee, a Vice-Chairman’s fee and fees for serving on the Executive Committee when occasional meetings are required..

However, the Administrator, under the Administrative and Consulting Agreement described under “Interest of Administrator and Others in Material Transactions” generally oversees day-to-day administration of the Corporation’s affairs.  While it does not separately remunerate its personnel who also serve as officers and Directors of Central Fund for those services, the Administrator has advised that the President and Chief Executive Officer and the Treasurer acting as the Chief Financial Officer of Central Fund received from the Administrator an estimated U.S. $180,000 and $35,000 respectively for services that might be regarded as rendered specifically in their capacities as officers and Directors of Central Fund for the fiscal year of Corporation ended October 31, 2008.

No directors' and officers' liability insurance is carried by the Corporation. No Director or officer of the Corporation or any associate or affiliate of any such Director or officer is or has been indebted to the Corporation.

Attendance Record

The following table sets forth the exemplary attendance of each Director at Board and Committee meetings during the last fiscal year.

Name of Director	Board Meetings Attended		Committee Meetings Attended
John S. Elder, Q.C.	5 of 5	100%	1 of 1	100%
Douglas E. Heagle	5 of 5	100%	8 of 8	100%
Ian. M. T. McAvity	5 of 5	100%	—	—
Michael A. Parente	5 of 5	100%	6 of 6	100%
Robert R. Sale	5 of 5	100%	8 of 8	100%
Dale R. Spackman, Q.C.	4 of 5	80%	—	—
J. C. Stefan Spicer	5 of 5	100%	—	—
Philip M. Spicer	5 of 5	100%	—	—
Malcolm A. Taschereau	5 of 5	100%	8 of 8	100%

(c)  Re-Appointment and Remuneration of Auditors

The next matter to be considered at the Meeting is the appointment and remuneration of Auditors of the Corporation.  It is intended to vote the proxies solicited at the Meeting to re-appoint as Auditors of the Corporation the firm of Ernst & Young LLP, and to authorize the Board of Directors to fix their remuneration.  Ernst & Young LLP have been the Auditors of Central Fund since 1989 and their re-appointment at the meeting has been recommended by the Audit Committee.

The aggregate fees in Canadian dollars for professional services charged by Ernst & Young LLP for the 2008 fiscal year of the Corporation were as follows:

Audit and audit related services	$73,640
Other assurance services	21,074
Non audit services (prospectus review)	110,917
Total	$205,631

CORPORATE GOVERNANCE

Overview

Central Fund’s corporate governance practices are designed to ensure that the business and affairs of the Corporation are governed effectively.  With certain exceptions as noted below, these practices generally accord with  Multilateral Instrument 58-101; “Disclosure of Corporate Governance Practices” and Multilateral Policy and Instrument 58-201; “Effective Corporate Governance” (collectively the “Governance Rules”) and with Multilateral Instrument 52-110; “Audit Committee” and Companion Policy 52-I10CP (collectively the “Audit Committee Rules”), all of which are rules of the Canadian Securities Administrators.

Central Fund’s corporate governance practices are designed with a view to ensuring that the affairs of the Corporation are effectively stewarded in the interests of the shareholders as a whole.

The Board is the author of its own policies, procedures and practices concerning the direction and administration of the Corporation.  It fulfils these duties with independence from the senior executive officers of the Corporation.

Board Mandate and Code of Ethics

The Board of Directors is, as set forth in its mandate, responsible for the direction and supervision of the administration of the affairs of the Corporation pursuant to its powers and obligations under the Alberta Business Corporations Act, its articles and by-laws and other statutory and legal requirements generally applicable to directors of a corporation that is also a reporting issuer.  Prime stewardship responsibility of the Board is to ensure the viability of the Corporation and its functions as a passive holder of gold and silver bullion. In carrying out its duties, the Board holds regular meetings on at least a quarterly basis and additional meetings to deal with particular matters as appropriate.  Supported by three committees of the Board, the Board stewards the Corporation, including the activities of the Administrator, develops and oversees corporate strategy and its implementation; identifies and assesses the principal risks of the affairs of the Corporation; reviews financial performance and reporting and disclosure, assesses the internal control and information systems; assesses and selects nominees for election as Directors; appoints the officers of the Corporation, ensures their integrity and reviews their performance; deals with succession planning; reviews and approves actions of the committees; oversees public communications policies and shareholder relations; and annually reviews the effectiveness of the Board and committees, including each Director’s contribution.  These duties and responsibilities are consistent with the Governance Rules.  An individual Director is permitted to engage an outside advisor at the expense of the Corporation in specific circumstances such as where such Director is placed in a conflict position through activities of the Corporation, but any such engagement is subject to the prior approval of the Corporate Governance Committee referred to below.   No circumstance for any such engagement has arisen to date.

The Board has adopted a code of business ethics which governs the behaviour of its Directors and officers.  Compliance is monitored by the Board and, should any waiver be granted to a Director or officer, the policy is to disclose this in the next ensuing quarterly or annual report.  The Board has also adopted a formal mandate that sets out its responsibilities for stewardship of the Corporation.  The code of ethics and the mandate are set out on the Corporation’s website at www.centralfund.com.  The Board has also adopted an individual Director’s mandate setting forth the duties and responsibilities of each Director.  As recommended in the Guidelines and the Governance Rules, formal position descriptions have been developed for the Board, the Chairman of the Audit Committee and the Chairman of the Corporate Governance Committee as well as for the CEO, thereby defining the limits of the senior executive officers’ responsibilities and the CEO’s corporate objectives.

Lead Director

Mr. Heagle, the Chairman of the Audit Committee and an independent Director, has been designated as the “Lead Director”.  As such, he has taken on the responsibility of overseeing the operation of the Board and its effectiveness, and leads discussions of the Board when it meets in private session without the senior executive officers or representatives of the Administrator present.  These in camera sessions are held at the conclusion of each regular Board meeting and at each regular Audit or Corporate Governance Committee meeting so as to promote full and open discussion among the Directors who are not owners of the Administrator.

Board Activities

The Board is in a position to conduct its meetings and to make appropriate decisions effectively.  Financial and other information is made available to Board members several days in advance of meetings.  Directors are generally encouraged to attend meetings in person.  Directors are asked to advise the Corporation if they are unable to attend meetings and attendance at  meetings is recorded.  The Board held four regular meetings and one special meeting during the past fiscal year.  All of the Directors have agreed to an evaluation of their collective as well as their individual performance.  All of the Directors are encouraged to exercise their responsibilities in the best interests of the Central Fund and its shareholders generally.

The Board has not adopted a formal policy for the recruitment of new Directors.  However, as the need for new Directors arises, the responsibility for identifying or reviewing a nominee or nominees and recommending them to the Board is assigned to the Corporate Governance Committee which is comprised of a majority of independent Directors.

Committees

The Board is responsible for establishing and overseeing the performance of all Committees and for the appointing of members to serve on such Committees and approving their compensation.  Three standing Committees have been appointed.

The Executive Committee is currently comprised of four Directors, one of whom is an independent Director.  The Committee meets occasionally between regularly scheduled Board meetings and is delegated authority to deal with various matters.  The proceedings of this Committee are reviewed by the Board.  The Committee did not meet during the last fiscal year.

The Audit Committee is currently comprised of four Directors, all of whom are unrelated and independent directors as contemplated by the Audit Committee Rules.  Each of the members of the Committee is “financially literate” in having the ability to read and understand a set of financial statements and the accompanying notes that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.  Each of the members of the Committee is regarded by the Board as having “accounting or related financial experience” through having the ability, by virtue of past accounting training and/or experience as a chief financial officer or chief executive officer with oversight of a corporation’s finance and accounting activities, to analyze and interpret a full set of financial statements and the accompanying notes prepared in accordance with Canadian generally accepted accounting principles.

The charter for the Audit Committee reflects the requirements of the Audit Committee Rules.  The Audit Committee fulfils its responsibilities within the context of the following guidelines:

•
the Committee communicates its expectations to the senior executive officers and the external auditors with respect to the nature, extent and timing of its information needs.  The Committee expects that draft financial statements and other written materials will be received from the senior executive officers or the external auditors several days in advance of Committee meeting dates;

•	the Committee, in consultation with the senior executive officers and the external auditors, develops an Audit Committee agenda which is responsive to the Committee’s needs as set out in its charter;

•
the Committee, in consultation with the senior executive officers and the external auditors, reviews important financial issues and emerging audit, accounting and governance standards which may impact the Corporation’s financial disclosure and presentation;

•
the Chairman of the Committee and other Audit Committee members have direct, open and frank discussions during the year with the senior executive officers, other Board members and the external auditors as required;

•	to assist the Committee in fulfilling its responsibilities, it may, at the expense of the Corporation and after consultation with the President, engage an outside advisor with special expertise; and

•
as the external auditor’s responsibility is not only to the Board of Directors but to the Audit Committee as representatives of the shareholders, the Committee expects the external auditors to report to it all material issues arising out of their services or relationship with the Corporation.

The Audit Committee meets on at least a quarterly basis with one or more officers of the Corporation and with the external auditors to discuss the independence of the external auditors, the scope of the annual audit, the audit plan, access granted to the accounting system and related internal controls, cooperation of the senior executive officers in the audit and review function, internal controls, the financial reporting process and related internal controls, the quality and adequacy of the Corporation’s or the Administrator’s accounting and financial personnel and other resources and financial risk management so as to satisfy itself that each party is properly discharging its responsibilities.  The Committee also reviews the quarterly and annual financial statements, the Annual Information Form, the Annual Report including the external auditors’ report, the required Management’s Discussion and Analysis and financial press releases.  The Committee further reviews the remuneration of and recommends, for review by the Board and approval by the shareholders, the re-appointment and terms of engagement of the external auditors.

The Committee also pre-approves all non-audit services proposed to be provided by the external auditors.  The charter of the Audit Committee is set out on the Corporation’s website at www.centralfund.com and in the Corporation’s Annual Information Form.  Its conduct is reviewed annually by the Committee and the Board.

Mr. Heagle chairs the Audit Committee which meets at least four times per year and which met seven times during the last fiscal year.  The Committee meets in camera at each regular meeting without any senior executive officers or owners of the Administrator present.

The Corporate Governance Committee is currently comprised of four Directors, three of whom are independent.

The Corporate Governance Committee is responsible for developing the Corporation’s approach to governance issues; reviewing the effectiveness of the Board’s practices in light of emerging and changing regulatory requirements; assessing new nominees to the Board and planning education programs for them; and assessing the size, composition and effectiveness of the Board as a whole and of the Committees as well as assessing the contribution of individual Board members.  The Committee’s responsibility extends to ensuring that the Board can function independently of the senior executive officers and monitoring the Board’s relationship to the senior executive officers.  It reviews the communications policy of the Corporation to ensure that communications to shareholders, regulators and the investing public are factual and timely, are broadly disseminated in accordance with applicable policy and law and to ensure that such communications treat all shareholders fairly with respect to disclosure.  The Committee recommends topics of interest or importance for discussion and/or action by the Board.  It annually reviews Board and Committee effectiveness including the continuing qualifications and contribution of individual members as well as any conflicts of interest and time commitments.  It also reviews the adequacy and form of the compensation of Directors to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective Director.  The Committee is also responsible for approving the engagement by one or more Directors of an outside legal or other advisor at the expense of the Corporation should such extraordinary circumstances ever arise.

The Committee meets independently of the senior executive officers at each of its meetings.  The charter of the Corporate Governance Committee is set out on the Corporation’s website at www.centralfund.com.  Its content is reviewed annually by the Committee and the Board.

Mr. Sale chairs the Corporate Governance Committee which generally meets twice per year.  The Committee meets in camera at each regular meeting without any senior executive officers or representatives of the owners of the Administrator present.

Expectations of Senior Executive Officers

The Board expects the senior executive officers of the Corporation to report in a timely, comprehensive and accurate manner on the business of the Corporation generally and on specific matters of significant consequence to Central Fund and the shareholders, to take timely action and decisions consistent with corporate policies in effect, and to review on an ongoing basis the strategies of the Corporation with a view to facilitating the Board’s review of same and their implementation by the senior executive officers.

INTEREST OF ADMINISTRATOR AND OTHERS IN MATERIAL TRANSACTIONS

Pursuant to an amended and restated Administrative and Consulting Agreement (the “Administration Agreement”) dated November 1, 2005 with the Corporation, the Administrator is responsible for the general administration of the affairs of the Corporation under the direction of the Central Fund’s Board.  This includes the provision of certain consultative services to the Corporation which are paid for by the Administrator and include the provision of general market and economic advice with respect to the investment of the Central Fund’s assets in accordance with its investment policies and restrictions.  Any utilization of such advice is subject to the ultimate approval of the Board of Directors of the Corporation.  Under the terms of the Administration Agreement, the Administrator arranges at its expense and for certain services which are delegated to others, including currently Mr. Ian M. T. McAvity President of Deliberations Research Inc. and a Director of the Corporation, who provides general advice in relation to analysis of bullion market trends and developments and guidance to the Boards of the Corporation and the Administrator, and, until his death in June, 2007, Dr. Hans F. Sennholz, a monetary expert, who provided long-term trend and general economic advice.  In addition, the Administrator provides and pays for all office services, supplies and facilities and, through its staff and designated independent contractors, generally oversees the day-to-day administration of the Corporation’s affairs.

In consideration for services rendered pursuant to the Administration Agreement, the Corporation pays the Administrator a monthly fee based on the Corporation’s net assets determined for such month.  For at least the next seven years, the annual fee is computed at:

0.30% on the first $400 million of the total net assets;
0.20% on the next $600 million of the total net assets; and
0.15% on total net assets exceeding $1 billion.

Fees paid to the Administrator in this regard for the fiscal year ended October 31, 2008 were U.S. $3,223,989 compared to U.S. $2,558,506 for the prior fiscal year.

Philip M. Spicer, Chairman and a Director of the Corporation, is also President and a Director of the Administrator.  J.C. Stefan Spicer, President, CEO and a Director of the Corporation, is also Assistant Secretary and a Director of the Administrator.  Catherine A. Spackman, CMA, Treasurer of the Corporation, is also Treasurer and a Director of the Administrator.  Dale R. Spackman, Q.C., Vice-Chairman and a Director of the Corporation, is also Secretary and a Director of the Administrator.

DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the Board of Directors of the Corporation.

DATED this 9th day of January, 2009.

BY ORDER OF THE BOARD

“John S. Elder”

JOHN S. ELDER, Q.C.
Secretary

Exhibit 99.2

CENTRAL FUND OF CANADA LIMITED

PROXY

ANNUAL MEETING OF SHAREHOLDERS

The undersigned holder of Common shares without nominal or par value of CENTRAL FUND OF CANADA LIMITED ("Central Fund") hereby appoints J.C. Stefan Spicer of Lynden, Ontario, or failing him, John S. Elder of Toronto, Ontario, or instead of either of the foregoing, of

as proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the Annual Meeting of shareholders of Central Fund (the "Meeting") to be held at the offices of Parlee McLaws LLP, 3400 Petro-Canada Centre, 150-6th Avenue S.W., Calgary, Alberta on Monday, the 23rd day of February, 2009 at the hour of 10:30 o'clock a.m. (Mountain Standard Time) and at any adjournment or adjournments thereof in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or such adjournment or adjournments thereof; provided, however, that without otherwise limiting the generality of the authorization and power hereby conferred, the proxyholder named above is specifically directed, on any ballot that may be called for, to vote, or to withhold from voting, the Common shares registered in the name of the undersigned as specified below:

TO VOTE FOR	TO WITHHOLD FROM VOTING

in respect of the election of Directors;

TO VOTE FOR	TO WITHHOLD FROM VOTING

in respect of the re-appointment of the Auditors and authorizing the Board of Directors to fix their remuneration.

The Common shares represented by this proxy will be voted or withheld from voting, as the case may be, in accordance with the foregoing directions on any ballot that may be called for and, if a holder specifies a choice with respect to any matter to be acted upon, the Common shares shall be voted accordingly.  IF A SHAREHOLDER DOES NOT SPECIFY THAT THE COMMON SHARES ARE TO BE WITHHELD FROM VOTING WITH RESPECT TO THE ELECTION OF DIRECTORS OR THE APPOINTMENT OF AUDITORS AND AUTHORIZING THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS, SUCH COMMON SHARES WILL BE VOTED ON ANY BALLOT THAT MAY BE CALLED FOR IN RESPECT OF ANY SUCH MATTER AS SET OUT IN THE ACCOMPANYING INFORMATION CIRCULAR.

If any amendments or variations to matters identified in the notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

DATED this day of , 2009

(Signature of Shareholder)

NOTES:

1. A HOLDER OF COMMON SHARES HAS THE RIGHT TO APPOINT AS PROXYHOLDER A PERSON (WHO NEED NOT BE A COMMON SHAREHOLDER) TO ATTEND AND TO ACT ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THOSE PERSONS DESIGNATED ABOVE.  A holder may do so by inserting the name of such other person in the blank space provided or by completing another proper form of proxy and, in either case, by delivering the completed form of proxy by postal or other delivery to Central Fund or to CIBC Mellon Trust Company or Mellon Investor Services LLC for receipt not later than 48 hours (excluding Saturday and Sunday) preceding such Meeting or any adjournment or adjournments thereof.

2. This form of proxy must be dated and signed by the holder of Common shares or his or her attorney authorized in writing or, if the holder is a corporation, by an officer or attorney thereof duly authorized.

3. If this form of proxy is not dated in the space provided above, it is deemed to bear the date on which it was mailed to the Shareholder.

4. If it is desired that the Common shares represented by this proxy are to be withheld from voting on any ballot that may be called for with respect to such matter, the appropriate box or boxes above providing for withholding from voting should be marked with an X or a tick mark √.

5. THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT (IE: THE SENIOR OFFICERS) OF THE CORPORATION.

6. THIS PROXY IS FOR USE BY COMMON SHAREHOLDERS AT THE ANNUAL MEETING OF SHAREHOLDERS OF CENTRAL FUND TO BE HELD ON MONDAY, FEBRUARY 23, 2009 AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.